Black Hammer Brewing, LLC

STATEMENT OF CASH FLOWS
January - December 2019

	TOTAL
OPERATING ACTIVITIES	
Net Income	-110,107.27
Adjustments to reconcile Net Income to Net Cash provided by operations:	
1200. Accounts Receivable	5,933.51
1350. Loan to Raging Bull LLC	-5,984.75
1360. Loan from Hammertime	0.00
1400. Merchant Service	-3,207.55
Inventory	0.00
Inventory:Beer - Bulk	0.00
Inventory:Beer - Kegged	-11,514.13
Inventory:Beer - Packaged	-14,048.84
Inventory:Beer - Work In Progress	6,477.01
Inventory:Ingredients	13,321.74
Inventory:Merchandise	0.00
Inventory:Other	-3,475.00
Inventory:Packaging	593.39
1600. Fixed Assets:1680. Accumulated Depreciation	55,656.00
1600. Fixed Assets:1690. Accumulated Amortization	123.00
2000. Accounts Payable	14,060.00
2100. Credit Card:2110. American Express	2,571.14
2100. Credit Card:2115. Bank of America - CC 4485	5,990.40
2100. Credit Card:2120. BOA Corp Account 7660:2121. Business Advantage Cash Rewards 7766	948.50
2100. Credit Card:2130. Chase:2135. Chase- 2045	8,877.27
2100. Credit Card:2130. Chase:2136. Chase- 2721	-450.21
2100. Credit Card:2130. Chase:2137. Chase-1641	-889.42
2100. Credit Card:2140. Jim's Slate	-44.29
2100. Credit Card:2145. Jim's United	-8.46
2100. Credit Card:2150. USAA Credit Card	-12,843.08
Discover Card	0.00
2200. Other Current Liabilities:2210. Benefit Liabilities	0.00
2200. Other Current Liabilities:2211. Loan from (Bay Area Collective) Willkommen	24,217.25
2200. Other Current Liabilities:2215. Gift Card Liabilities	272.81
2200. Other Current Liabilities:2220. Keg Deposit	-2,518.61
2200. Other Current Liabilities:2223. Payroll Clearing	0.00
2200. Other Current Liabilities:2225. Sales Tax Payable	1,362.71
2200. Other Current Liabilities:2230. Tips Payable	3,273.08
Black Hammer Brewing LLC Payable	9.78
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**88,703.25**
Net cash provided by operating activities	**$ -21,404.02**
INVESTING ACTIVITIES	
1600. Fixed Assets:1620. Furniture & Fixtures	-3,319.09
1600. Fixed Assets:1625. Leasehold Improvements	-13,979.49
Net cash provided by investing activities	**$ -17,298.58**

Black Hammer Brewing, LLC

STATEMENT OF CASH FLOWS
January - December 2019

	TOTAL
FINANCING ACTIVITIES	
2500. Notes Payable:2515. Loans from Jim Furman	18,392.23
2500. Notes Payable:2516. Loans from Web Bank	11,306.71
Net cash provided by financing activities	**$29,698.94**
NET CASH INCREASE FOR PERIOD	**$ -9,003.66**
Cash at beginning of period	9,986.61
CASH AT END OF PERIOD	**$982.95**